                                                February 16, 2006

VIA EDGAR
---------
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:      David R. Humphrey,
                Accounting Branch Chief


                        BENIHANA, INC. (THE "COMPANY')
                        FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 27, 2005 FORM 10-Q FOR THE QUARTER ENDED OCTOBER 9, 2005 FILE NO. 000-26396

Gentlemen:


        This is in response to your January 19, 2006 letter commenting on the above referenced filings. We would like to thank the staff for extending the deadline for filing our response to February 16, 2006. For your convenience, we have repeated your numbered comments which are reproduced in bold type, and the Company's responses are provided below each comment.

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------
OUTLOOK, PAGE 24
----------------

1. REFER TO YOUR DISCUSSION OF "RESTAURANT OPERATING PROFIT" AND TO THE TABLE ON PAGE 25. THIS MEASURE CONSTITUTES A NON-GAAP FINANCIAL MEASURE AND, AS SUCH, IT IS SUBJECT TO THE REQUIREMENTS OF FR-65 AND TO THE RELATED GUIDANCE MADE AVAILABLE BY THE DIVISION OF CORPORATION FINANCE. IN THIS REGARD, WE NOTE THAT YOU PLAN TO CONTINUE TO CAPITALIZE ON YOUR CUSTOMER APPEAL AND STRONG BRAND RECOGNITION BY OPENING AND SELECTIVELY ACQUIRING NEW RESTAURANTS. YOU INDICATE THAT YOU DEVOTE SIGNIFICANT TIME AND RESOURCES TO ANALYZING EACH PROSPECTIVE SITE AS THE LOCATIONS OF YOUR RESTAURANTS ARE CRITICAL TO YOUR LONG-TERM SUCCESS. SINCE YOUR REVENUE GROWTH IS SIGNIFICANTLY IMPACTED BY THE OPENING OF NEW RESTAURANTS, THE EXPENSES RELATING TO THE CORPORATE AND ADMINISTRATIVE FUNCTIONS THAT FACILITATE THAT GROWTH SHOULD BE INCLUDED IN ANY MEASURE OF PROFITABILITY OR PERFORMANCE AS SHOULD RESTAURANT OPENING COSTS AND LOSSES ON IMPAIRMENT ON LONG-LIVED ASSETS ASSOCIATED WITH RESTAURANT OPENINGS. ACCORDINGLY, PLEASE OMIT THIS MEASURE FROM YOUR FILED REPORTS AND FOCUS YOUR PERFORMANCE AND PROFITABILITY DISCUSSIONS ON "OPERATING INCOME" AND OTHER APPROPRIATE GAAP MEASURES.

        We respectfully submit that the non-GAAP financial measure of "restaurant operating profit" is a basic component of our financial results and a metric widely used within the restaurant industry (both by management and the investor community) to evaluate unit level productivity, efficiency and performance. Restaurant operating profit and restaurant operating profit margin percentages to restaurant revenues assist users of our financial statements to assess profitability at the most fundamental level of our business, that is, at the store level, and to determine and evaluate trends in store level costs and expenses. Restaurant operating profit and restaurant operating profit margin percentages are also useful to evaluate trends in store level profitability and help users understand the impact of operating leverage (changes in profitability with changes in revenues, particularly comparable unit sales) on our business. Additionally, management regularly uses this measure in its evaluation of profitability when directing and controlling unit-level operations. Accordingly, we propose to continue to publish this data in the Company's periodic filings and in earnings press releases. We do, however, recognize the limitations of this measure and agree that (as contemplated by Regulation G) significant additional disclosure should accompany the use of this non-GAAP measure to ensure that the investing public fully understands the measure omits critical costs affecting operating income as reported in accordance with GAAP, including the significant corporate and administrative expenditures made in connection with our restaurant operations and their growth as well as pre-opening costs and impairment charges. We have set out below a model of the additional disclosures that we propose to make using, for this purpose, the data for the quarter ended January 1, 2006, as an example. We would use a similar approach in all future filings with the SEC where we discuss this non-GAAP measure.

        NON GAAP FINANCIAL MEASURE

        The Company defines restaurant operating profit to be restaurant sales minus cost of food and beverage sales, labor, occupancy and other restaurant operating expenses. It does not include marketing, general and administrative expenses, restaurant opening costs and impairment charges. The Company believes restaurant operating profit is an important measure of financial results because it is a widely used metric within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. Additionally, management uses this measure in its evaluation of profitability when directing and controlling unit-level operations.

        Restaurant operating profit is not a financial measurement determined in accordance with generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to earnings from operations. Restaurant operating profit may not be comparable to the same or similarly titled measures computed by other companies. The tables below set forth the Company's reconciliation of restaurant operating profit to earnings from operations, the most comparable GAAP measure.

        BENIHANA INC. AND SUBSIDIARIES
        Reconciliation of Restaurant Operating Profit to Earnings from
        Operations
        (Unaudited)

        (IN THOUSANDS)

                                                                 THREE PERIODS ENDED
                                                           ------------------------------
                                                              1-JAN-06        2-JAN-05
                                                           --------------  --------------

        RESTAURANT OPERATING PROFIT                               $10,327          $8,741
        PLUS:
        Franchise fees and royalties                                  299             425
        LESS:
        Restaurant opening costs                                      200             114
        Marketing, general and administrative expenses              4,978           5,718
                                                           --------------  --------------

        EARNINGS FROM OPERATIONS                                   $5,448          $3,334
                                                           ==============  ==============

EXHIBIT 13.01
-------------
CONSOLIDATED BALANCE SHEETS, PAGE 35
------------------------------------

2. PLEASE REVISE YOUR CONVERTIBLE PREFERRED STOCK DISCLOSURE TO PRESENT THE LIQUIDATION PREFERENCE IN THE AGGREGATE, AND NOT ON A PER-SHARE BASIS, IN ACCORDANCE WITH PARAGRAPH 6 OF SFAS 129.

        The aggregate liquidation preference totals $20,000,000 (plus accrued and unpaid dividends). We will revise future disclosures accordingly. This disclosure was included in our most recently filed Form 10-Q.


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------
BASIS OF PRESENTATION, PAGE 38
------------------------------

3. PLEASE REVISE YOUR DISCUSSION OF YOUR FISCAL PERIODS TO INCLUDE AN EXPLANATION OF HOW THE FISCAL YEAR END DATE OF EACH PERIOD IS DETERMINED.

        We will revise future disclosures to add the following supplemental explanation of how we determine fiscal periods. The proposed disclosure will be as follows:

        "The Company has a 52/53-week fiscal year. The Company's fiscal year ends on the Sunday within the dates of March 26 through April 1. The Company divides the fiscal year into 13 four-week periods. Because of the odd number of periods, the Company's first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides the Company a consistent number of operating days within each period, as well as ensures that certain holidays significant to the Company occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of the fiscal year are not comparable.

        All fiscal years presented consisted of 52 weeks."

        Similar language was included in our most recently filed Form 10-Q.


NOTE 14. CONVERTIBLE PREFERRED STOCK, PAGE 48
---------------------------------------------

4. PER THE DISCLOSURE IN YOUR OCTOBER 7, 2005 FORM 10-Q, IT WOULD APPEAR THAT THE SERIES B PREFERRED STOCK IS CONVERTIBLE INTO APPROXIMATELY 1.32 SHARES OF COMMON STOCK. PLEASE VERIFY THAT THIS IS TRUE AND REVISE YOUR DISCLOSURE IN YOUR FORM 10-K TO CLARIFY THIS.

        Each share of Series B Preferred Stock is convertible into approximately
1.32 shares of Common Stock. The conversion terms described in our disclosure are as defined in the Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock (included as exhibit 10.19 of the Company's Form 10-K for the fiscal year ended March 28, 2004). We will clarify the number of shares that the Series B is convertible into in our future disclosures, to better explain the conversion calculation. This disclosure was included in our most recently filed Form 10-Q.

NOTE 15. STOCKHOLDERS' EQUITY, PAGE 49
--------------------------------------

5. PLEASE EXPLAIN TO US THE BUSINESS REASON FOR HAVING TWO TYPES OF COMMON STOCK (COMMON STOCK AND CLASS A COMMON STOCK) THAT ARE ESSENTIALLY IDENTICAL. TELL US WHETHER AND HOW THE OWNERSHIP STRUCTURE OF THE TWO CLASSES DIFFERS SIGNIFICANTLY. FINALLY, PLEASE TELL US WHETHER COMMON STOCK HOLDERS HAVE BEEN ENCOURAGED TO CONVERT THEIR STOCK TO CLASS A COMMON STOCK, AND YOUR LONG-TERM PLANS FOR THE COMPANY'S COMMON STOCK.

        The two classes of Common Stock are essentially identical in terms of their economic rights, but differ in terms of their voting rights. On all matters other than the election of directors, the Common Stock (which is convertible into the Class A Common Stock on a share for share basis) has one vote per share, and the Class A Common Stock (which is not convertible) has one tenth vote a share. The Common Stock elects 75% of the directors and the Class A Common Stock elects 25% of the directors. This voting structure gives disproportionate voting power to the holders of Common Stock. The Class A Common Stock was created in 1986 and first issued to the public in 1987 in connection with a public offering. The business reason for creating the Class A Common Stock was to give the Company greater flexibility to secure financing in the public markets while minimizing the impact of any such financing on the voting control of the then existing shareholders of the Company, including the founding shareholder of the Company who, at the time, beneficially owned a majority of the issued and outstanding Common Stock. The ownership structure of the two classes differs in that ownership of the Common Stock has historically been more concentrated than ownership of the Class A Common Stock. (One stockholder owns more than 50% of the outstanding Common Stock whereas no single stockholder owns more than 10% of the outstanding Class A Stock.) The Company has never taken any action or implemented any policy designed to either encourage or discourage holders of Common Stock from converting. Management of the Company has no specific long term plans for the Common Stock.


NOTE 17. QUARTERLY FINANCIAL DATA (UNAUDITED), PAGE 50
------------------------------------------------------

6. WE NOTE THAT YOUR FIRST FISCAL QUARTER CONSISTS OF SIXTEEN WEEKS WHILE SUBSEQUENT QUARTERS CONSIST OF JUST TWELVE WEEKS. PLEASE EXPLAIN THE BUSINESS REASONS FOR THIS DESIGN. IN ADDITION, TO FACILITATE THE READER'S UNDERSTANDING, PLEASE DISCLOSE THIS FACT IN A FOOTNOTE TO YOUR QUARTERLY FINANCIAL DATA TABLES.

        Please refer to our response to comment #2 above for the business reasons behind the 16-week first quarter. As indicated therein, the Company will revise future quarterly financial data tables to explain these reasons and to note the effects on comparability of quarters.


FORM 10-Q FOR THE QUARTER ENDED OCTOBER 9, 2005
-----------------------------------------------
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED), PAGE 3
-----------------------------------------------------------------

7. PLEASE VERIFY TO US AND CLARIFY YOUR PRESENTATION OF "NUMBER OF RESTAURANTS AT END OF PERIOD" BY REVISING THE CAPTION TO INDICATE THAT THIS IS THE NUMBER OF RESTAURANTS OWNED BY YOU AND DOES NOT INCLUDE ANY OF THOSE THAT ARE FRANCHISED. IN ADDITION, PLEASE PRESENT THIS INFORMATION IN THE FOOTNOTES RATHER THAN ON THE FACE OF THE INCOME STATEMENT.

        The caption "Number of restaurants at end of period" only reflects restaurants owned by the Company. It does not include franchised locations. We will clarify the caption in future filings, and present the related disclosure in a footnote, rather than on the face of the income statement. This caption was not included on the face of the income statement included in our most recently filed Form 10-Q.


NOTE 7. RELATED PARTY TRANSACTIONS, PAGE 9
------------------------------------------

8. WE NOTE YOUR DISCLOSURE RELATED TO THE AUGUST 4, 2005 ISSUANCE OF THE SECOND TRANCHE OF SERIES B CONVERTIBLE STOCK AND THE RELATED EMBEDDED BENEFICIAL CONVERSION FEATURE THAT WAS IN THE MONEY AT THE DATE OF ISSUANCE. PLEASE CONFIRM TO US THAT THE SERIES B PREFERRED STOCK WAS ELIGIBLE FOR CONVERSION AT THE DATE OF ISSUANCE. IF THIS IS NOT TRUE, THEN PLEASE TELL US THE MINIMUM HOLDING PERIOD AND EXPLAIN HOW YOU PLAN TO ACCOUNT FOR THE VALUE ASSIGNED TO THE BENEFICIAL CONVERSION FEATURE IN FUTURE PERIODS.

        The Certificate of Designation of the Series B Preferred Stock provides that all shares of Series B Stock are convertible at any time after issuance.

9. AS A RELATED MATTER, PLEASE EXPLAIN WHY THE CONVERSION OPTION IS NOT A DERIVATIVE LIABILITY THAT MUST BE FAIR VALUED UNDER SFAS 133/EITF 00-19. YOUR EXPLANATION AND ANALYSIS SHOULD BE DETAILED AND COMPREHENSIVE AND SHOULD INCLUDE, BUT NOT BE LIMITED TO THE CONSIDERATION YOU HAVE GIVEN TO SUCH FEATURES AS THE POTENTIAL ADJUSTMENTS OR CONVERSION PRICE RESETS, THE STAND BY FEE AND ANY POTENTIAL LIABILITY FOR DAMAGES RESULTING FROM THE REGISTRATION RIGHTS AGREEMENT. PLEASE REFER TO TOPIC II-B-2 OF CURRENT ACCOUNTING AND DISCLOSURE ISSUES IN THE DIVISION OF CORPORATION FINANCE DATED DECEMBER 1, 2005 FOR GUIDANCE. FINALLY, PLEASE EXPAND YOUR FOOTNOTE DISCLOSURES TO IDENTIFY AND DESCRIBE THE MORE SIGNIFICANT CONTRACTUAL FEATURES OF THIS ARRANGEMENT AND TO EXPLAIN THE BASIS FOR THE ACCOUNTING METHODOLOGY YOU HAVE APPLIED.

        The Company's evaluation of the conversion option and our determination as to whether or not it was a derivative liability that must be fair valued is presented below in detail. Our evaluation included the specific paragraphs of SFAS 133 and EITF 00-19 referenced below, as well as Topic II-B-2 of Current Accounting and Disclosure Issues in the Division of Corporation Finance dated December 1, 2005 ("Topic II-B-2"). Specifically, we considered the following:

        First, we concluded that the conversion option did not meet condition
(c) of paragraph 12 to SFAS 133 for separate accounting, only conditions (a) and
(b) were met. Condition (c) was not deemed to be met, as paragraph 11(a) of SFAS 133 provides a scope exception for contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholder's equity.

        We believe that condition (1) is met as the conversion option is indexed to our common stock. As to condition (2), the conversion option does not allow for any net-cash settlements. Per EITF 00-19, if the issuer has the right to choose between multiple settlement methods, and one of those methods is physical settlement (i.e., delivery of the full amount of shares under the conversion option), the embedded option would meet the criteria to be classified as equity under EITF 00-19, and would not require separate accounting.

        Our Convertible Preferred Stock is not deemed to be a conventional convertible debt instrument (or host) as defined in paragraph 4 of EITF 00-19 because the anti-dilution adjustment provisions in the agreement (other than for stock splits and stock dividends), if triggered, would result in a reduction of conversion price. To date, there has been no adjustment to the conversion price. If an adjustment occurs at a future date, the Company will consider the guidance provided by EITF Issues Nos. 98-5 and 00-27 to determine whether a beneficial conversion feature exists and requires accounting at such time. Accordingly, we analyzed the additional conditions in paragraphs 12-32 of EITF 00-19 in order to conclude that the conversion option did not need to be classified as a liability.

                Our analysis of those conditions was as follows:

o THE CONTRACT PERMITS THE COMPANY TO SETTLE IN UNREGISTERED SHARES. The purchase agreement clearly states that neither the shares of Preferred Stock nor the issuable shares of Common Stock are registered. Accordingly, the Company can settle in unregistered shares. Additionally, the Company considered Topic II-B-2, as it relates to registration rights. While the purchaser can require the Company to register the issuable shares of Common Stock at any time, pursuant to a registration rights agreement, the agreement does not stipulate any damages resulting from a delayed or failed registration.

o THE COMPANY HAS SUFFICIENT AUTHORIZED AND UNISSUED SHARES AVAILABLE TO SETTLE THE CONTRACT AFTER CONSIDERING ALL OTHER COMMITMENTS THAT MAY REQUIRE THE ISSUANCE OF STOCK DURING THE MAXIMUM PERIOD THE DERIVATIVE CONTRACT COULD REMAIN OUTSTANDING. As noted in the following bullet, the maximum number of issuable shares is known. Accordingly, pursuant to EITF 00-19 and Topic II-B-2, the Company could conclude that it has sufficient authorized and unissued shares to settle the contract. The Company has authorized 12.0 million shares of Common Stock, and as of January 1, 2006, the date of our most recently filed 10-Q, had 9.2 million shares of Common Stock available for future issuance.

o THE CONTRACT CONTAINS AN EXPLICIT LIMIT ON THE NUMBER OF SHARES TO BE DELIVERED IN A SHARE SETTLEMENT. The conversion formula stipulates a minimum conversion price, in spite of anti-dilution provisions. Accordingly, the maximum number of shares issuable is known.

o THERE ARE NO REQUIRED CASH PAYMENTS TO THE COUNTERPARTY IF THE SHARES INITIALLY DELIVERED UPON SETTLEMENT ARE SUBSEQUENTLY SOLD BY THE COUNTERPARTY AND THE SALES PROCEEDS ARE INSUFFICIENT TO PROVIDE THE COUNTERPARTY WILL FULL RETURN OF THE AMOUNT DUE. The agreement does not contain any make-whole provisions for this item.

o THE CONTRACT REQUIRES NET-CASH SETTLEMENT ONLY IN SPECIFIC CIRCUMSTANCES IN WHICH HOLDERS OF THE SHARES UNDERLYING THE CONTRACT ALSO WOULD RECEIVE CASH IN EXCHANGE FOR SHARES. The agreement allows for the holders to receive only their liquidation preference upon a liquidation event. The agreement contains no provisions that would allow the holders to receive in excess of this amount.

o THERE ARE NO PROVISIONS IN THE CONTRACT THAT INDICATE THAT THE COUNTERPARTY HAS RIGHTS THAT RANK HIGHER THAN THOSE OF A SHAREHOLDER OF THE STOCK UNDERLYING THE CONTRACT. The agreement only provides for liquidation preferences and not any provision which would allow for the holders to receive in excess of this amount. The agreement does not grant any other rights other than these normal liquidation rights. The conversion option does not provide any additional rights.

o THERE IS NO REQUIREMENT IN THE CONTRACT TO POST COLLATERAL AT ANY POINT OR FOR ANY REASON. The agreement does not contain any provisions which require the posting of collateral.

                In consideration of the stand by fee, which was not part of the conversion option, the fee was payable in cash or stock, at the Company's option. The stand by fees are no longer applicable as the entire amount available under the financing agreement has been drawn. The Company incurred and paid, in cash, approximately $116,000 in stand by fees. Accordingly, the Company has concluded that the conversion option is not a derivative liability that must be fair valued.

                                     *******

The Company believes the information included herein addresses the Staff's comments. In addition, the Company acknowledges that:

        o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

        o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

        o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned if you have any further questions, comments or would like to discuss any of the Company's responses.

                                                Sincerely,


                                                Michael R. Burris
                                                Chief Financial Officer,
                                                Sr. VP- Finance
                                                Benihana Inc.